# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CREATIVE GLOBAL TECHNOLOGY HOLDINGS LTD, CIK 0001967822
CUSIP: G2563P102
Title of class of securities: Ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 HUNG TO ROAD, KWUN TONG, KOWLOON, HONG KONG, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055467

## Reporting persons
- Shangzhao (Cizar) Hong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (93.29% of the class)
  Comment: 1 Includes 17,000,000 shares owned by HSZ Holdings Limited, and 3,000,000 shares owned by CHSZ Holdings Limited, each a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  2 This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.
- HSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 17,000,000; shared voting power 0; sole dispositive power 17,000,000; shared dispositive power 0; aggregate amount beneficially owned 17,000,000 (79.3% of the class)
  Comment: 3 HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  4 This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.
- CHSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (13.99% of the class)
  Comment: 5 HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  6 This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.

## Item 1. Issuer
Name of issuer: CREATIVE GLOBAL TECHNOLOGY HOLDINGS LTD
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong People's Republic of China

## Item 2. Person Filing
Name of person filing:
Shangzhao (Cizar) Hong

HSZ Holdings Limited

CHSZ Holdings Limited
Address of principal business office or, if none, residence:
Shangzhao (Cizar) Hong: Flat E, 6/F, Tower 1, Corinthia By The Sea, 23 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong.

HSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

CHSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship:
Shangzhao (Cizar) Hong is a resident of Hong Kong S.A.R., PRC

HSZ Holdings Limited is a company incorporated in the British Virgin Islands

CHSZ Holdings Limited is a company incorporated in the British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Shangzhao (Cizar) Hong: 20,000,000

HSZ Holdings Limited: 17,000,000

CHSZ Holdings Limited: 3,000,000
Percent of class:
Shangzhao (Cizar) Hong: 93.29%

HSZ Holdings Limited: 79.30%

CHSZ Holdings Limited: 13.99%
Sole power to vote or to direct the vote:
Shangzhao (Cizar) Hong: 20,000,000

HSZ Holdings Limited: 17,000,000

CHSZ Holdings Limited: 3,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Shangzhao (Cizar) Hong: 20,000,000

HSZ Holdings Limited: 17,000,000

CHSZ Holdings Limited: 3,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shangzhao (Cizar) Hong: Shangzhao (Cizar) Hong, Shangzhao (Cizar) Hong (02/10/2025)
- HSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (02/10/2025)
- CHSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (02/10/2025)